UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36637

MOL GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Lots 07-03 & 08-03, Levels 7 & 8

Berjaya Times Square, No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

+ +603 2082 1251

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American depositary shares, each representing one ordinary share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Table of Contents

TABLE OF CONTENTS

PART I

Item 1.Exchange Act Reporting History

Item 2.Recent United States Market Activity

Item 3.Foreign Listing and Primary Trading Market

Item 4.Comparative Trading Volume Data

Item 5.Alternative Record Holder Information

Item 6.Debt Securities

Item 7.Notice Requirement

Item 8.Prior Form 15 Filers

PART II

Item 9.Rule 12g3-2(b) Exemption

PART III

Item 10.Exhibits

Item 11.Undertakings

SIGNATURE

PART I

Item 1. Exchange Act Reporting History

A. Mol Global, Inc. (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about October 8, 2014, the date that its registration statement on Form F-1 (Registration No. 333-197401) was declared effective by the Securities and Exchange Commission (the “Commission”). The Registrant’s duty to file reports under Section 13(a) or Section 15(d) is suspended upon the filing of Form 15F with the Commission on August 26, 2016 and subsequently terminated.

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed one special financial report under cover of Form 20-F pursuant to Rule 15d-2 under the Exchange Act. As provided in Release No. 34–55540 (March 27, 2007) issued by the Commission, a special financial report filed with the Commission pursuant to Rule 15d–2 constitutes an annual report pursuant to Section 13(a) of the Exchange Act for the purpose of complying with the prior reporting condition set forth in Rule 12h-6(a)(1) under the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, in October, 2014.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has not maintained any listing of its common stock on any exchange market outside the United States.

B. None of any class of the Registrant’s stock has ever been listed on an exchange market outside the United States.

C. The percentage of trading in the Registrant’s common stock outside the United States for the 12-month period from August 1, 2015 to July 31, 2016 (both dates inclusive) was 0% of its worldwide trading volume.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

The Registrant has a total of forty-eight (48) ADS holders who are U.S. residents as of the date of this filing.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act, by means of a press release issued on August 15, 2016 and a related report on Form 6-K issued on August 16, 2016.

B. The press release described above was disseminated by major newswire services, including Global Newswire in the United States. Additionally, the notice was published on the Registrant’s Internet website.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not Applicable.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, MOL Global has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, MOL Global certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: August 26, 2016

MOL Global

By: /s/ Christopher Wong Kok Fei
Name: Christopher Wong Kok Fei Title: Group Chief Financial Officer